SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated July 31, 2020.

TRANSLATION

Autonomous City of Buenos Aires, July 31, 2020

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: Relevant Information – Announcement of results as of the

Expiration Date of the Exchange Offer announced on July 2, 2020

Dear Sirs:

The purpose of this letter is to comply with the requirements of article 23 Chapter VI of the ByMA Listing Regulations and to inform that on July 31 final results have been announced in connection with our offer to exchange Class XIII at a 8.500% fixed rate US Dollar denominated amortizing negotiable obligations due 2025 in an aggregate nominal amount of up to US$950,000,000 (the “Class XIII Negotiable Obligations”) to be issued in exchange for the class XLVII negotiable obligations issued on March 23, 2016 in an aggregate nominal amount of US$1,000,000,000 due 2021 (the “Existing Negotiable Obligations”), pursuant to the terms and procedures to exchange any and all of the Existing Negotiable Obligations for the Negotiable Obligations Class XIII (the “Exchange Offer”) announced on July 2, 2020, published on the same date in the CNV website, www.cnv.gov.ar, under the item “Empresas (entidades con oferta pública)” (the “AIF”), in the Mercado Abierto Electrónico S.A. website (the “MAE”), in the electronic bulletin of the MAE (the “Electronic Bulletin of the MAE”) and on YPF’s website http://www.ypf.com.

A copy of the press release announcing the results of the Exchange Offer as of the Expiration Date is attached as Exhibit 99.1 hereto.

Additionally, the documents related to the Exchange Offer and the issuance of the Class XIII Negotiable Obligations, including the Pricing Supplement dated July 2, 2020 (as amended on July 13, 2020, July 18, 2020 and July 29, 2020, the “Pricing Supplement”) are available at the AIF, the MAE website, in the Electronic Bulletin of the MAE and on YPF’s website http://www.ypf.com.

All capitalized terms not defined herein have the meaning assigned to them in the Pricing Supplement.

Yours faithfully,

Ignacio Rostagno

Market Relations Officer

YPF S.A.

Exhibit No.	Description

99.1	Press Release - YPF S.A. ANNOUNCES THE EXPIRATION OF ITS EXCHANGE OFFER FOR ANY AND ALL OF ITS OUTSTANDING US$1,000,000,000 8.500% SENIOR NOTES DUE 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: July 31, 2020	By:	/s/ Ignacio Rostagno
	Name:	Ignacio Rostagno
	Title:	Market Relations Officer